This is the form of material change report required under Section 85(1) of the Securities Act.

BC FORM 51-102F3

(formerly Form 53-901F)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1.

Reporting Issuer

Northern Canadian Minerals Inc.

Cathedral Place

Suite 1304 – 925 West Georgia St.

Vancouver, BC V6C 3L2

(604) 684-2181

Item 2.

Date of Material Change

February 27, 2007

Item 3.

Press Release

Issued on February 27, 2007, at Vancouver, BC Canada and distributed to the TSX Venture Exchange, Market News and Vancouver Stockwatch.

Item 4.

Summary of Material Change

Northern Canadian Minerals Inc. announces it has received the first uranium resource estimate for the Busfield Mine area of the Elkhorn Project, in northeast Wyoming.  The resource estimate is based on the Company’s recent drilling programs in 2006, which included a total of 70 drill holes.  The resource estimate was prepared by SRK Consulting (U.S.) Inc., in Denver, Colorado.

Item 5.

Full Description of Material Change

Please see attached press release.

Item 6.

Reliance on Section 85(2) of the Act

N/A

Item 7.

Omitted Information

None

Item 8.

Senior Officers/Directors

The following senior officers/directors of the Issuer are knowledgeable about the material change and may be contacted by the Commission at the address and telephone number:

Praveen Varshney

Peeyush K. Varshney

President and Director

Secretary and Director

Suite 1304 – 925 West Georgia St.

Suite 1304 – 925 West Georgia St.

Vancouver, BC

Vancouver, BC

V6C 3L2

V6C 3L2

(604) 684-2181

(604) 684-2181

Item 9.

Statement of Senior Officer/Director

The foregoing accurately discloses the material change referred to herein.

Dated this 27th day of February, 2007.	“Peeyush K. Varshney”
Peeyush K. Varshney
Name Secretary and Director
Position / Title Vancouver, B.C.
Place of Declaration

NORTHERN CANADIAN MINERALS INC.

FOR IMMEDIATE RELEASE

Tuesday, February 27, 2007

Contact:

Investor Relations

(No.2007-02-03)

Phone (604) 684-2181

                 info@northerncanadian.ca

Northern Canadian Reports NI 43-101 Uranium Resource

from Elkhorn Project, Wyoming

Vancouver, British Columbia – February 27, 2007 – Northern Canadian Minerals Inc. (TSX Venture Exchange: NCA; Frankfurt Stock Exchange: N4I) (the “Company”) is pleased to announce it has received the first uranium resource estimate for the Busfield Mine area of the Elkhorn Project, in northeast Wyoming.  The resource estimate is based on the Company’s recent drilling programs in 2006, which included a total of 70 drill holes.  The resource estimate was prepared by SRK Consulting (U.S.) Inc., in Denver, Colorado.  SRK has calculated the following resource, which remains open in several directions for further exploration:

Busfield Mine Area Resource Estimate

Cutoff eU3O8	Category	Tons	Average Grade eU3O8	Contained Pounds eU3O8

0.05% eU3O8	Indicated	250,000	0.08% eU3O8	397,000
	Inferred	3,000	0.08% eU3O8	5,000

Uranium mineralization at Busfield is sandstone-hosted and occurs very close to surface at depths generally less than 50 feet. The Busfield drilling and resource estimate include an area of approximately 600 feet (N-S) by 600 feet (E-W).  The deposit is conformable and remains open for further exploration and expansion to the northwest and south.  The goal of the Company is to trace the deposit, down-dip, and to evaluate the potential for in-situ leach mining operations in this region.  The Busfield resource is located within a 1.6 mile (2.6 km) long trend of uranium occurrences and historic mines.  The resource lies between two historic uranium mines, one located 3,200 feet (1 km) to the northwest and a second mine located 6,200 feet (1,9 km) to the southwest.  Additional drilling is planned to expand the resource, by drilling extensions of the Busfield mineralization, and testing the entire 1.6 mile (2.6 km) trend, in the coming field season.  “We are pleased with these results as the resource is slightly larger then the historic resource, and it confirms the uranium potential in this region,” stated Praveen Varshney, President.

The Busfield area is one of three areas containing uranium mineralization that the Company is exploring within the Elkhorn Project.  Three N-S trending zones of documented mineralization, each approximately 2 - 3 miles (3.2 – 4.8 km) long, are present within a northeast trending zone that extends more than 12 miles NE-SW.

The Elkhorn Project contains 7100 acres of mineral rights and is one of nine uranium projects that the Company is exploring in Wyoming and South Dakota.  Three uranium mines are in production in this region which employ “in-situ leach” recovery processes to recover uranium mineralization.  Operating mines are exploiting uranium mineralization that occurs in concentrations that range from approximately 0.1 – 0.3% U3O8.  Wyoming has been the leading producer of uranium in the U.S. since 1995 and Wyoming also contains the largest uranium reserves in the US.

QA/QC

All drill holes have been logged, using a down-hole radiometric probe that produces a measurement of the equivalent uranium content which is then converted to equivalent U3O8 (eU3O8).  Equivalent uranium content is an estimate of the uranium based on the measurement of gamma radiation, which results from all radioactive minerals.  It is necessary to collect and analyze samples of the uranium mineralization with standard chemical methods in order to determine the actual uranium content of the mineralization.  True uranium content can be higher or lower than equivalent uranium content, but generally varies in the range of 10%.  The Company has collected 32 samples of mineralized material from drill cores and completed geochemical analysis for Uranium.  Split core samples were analyzed by ALS Chemex for uranium content and determination of the variation between eU308 and actual U3O8.  Results are inconclusive at this time and additional geochemical analyses are required to determine the disequilibrium factor.  QA/QC procedures include submission of geochemical blanks and uranium standards.  All work on the program was managed and directed by the Company’s wholly owned U.S. subsidiary, NCA Nuclear Inc., based in Golden, Colorado.

Northern Canadian’s drill holes at Busfield are located on a systematic grid with holes located approximately 50 feet (15 meters) apart on east-west lines, with lines spaced approximately 100 feet (30 meters) apart, north-south.  The resource calculation was generated utilizing Vulcan software using an inverse distance weighting to the second power estimation technique.  The model required a minimum of 3 and a maximum of 9 composites from at least two drill holes, to assign grade to each 15 ft. (4.6 m) by 15 ft. (4.6 m) by 15 ft (4.6 m) block.  Rock density was assigned by lithology.  Indicated resource is defined by closest composites within 75 ft. (23 m) of assigned blocks.  Inferred resources are those blocks greater than 75 ft. (23 m) from the closest composite.

SRK has completed independent resource estimation according to CIM resource categories in compliance with NI 43-101 guidelines and is currently completing a NI 43-101 Technical Report for the Elkhorn Project.  The report will detail all data verification and the procedures followed in arriving at the resource estimate.  Bart Stryhas and Allan Moran of SRK Consulting (U.S.) are “Qualified Persons” as defined by NI 43-101 and are the Qualified Persons responsible for the resource estimations contained in this news release.

Northern Canadian Minerals Inc. (NCA)

Northern Canadian Minerals is a Canadian public company focused on the acquisition, exploration and development of uranium properties world wide. T he Company’s exploration programs are headed by Keith Laskowski (MSc., VP Exploration), a designated Qualified Person (NI 43-101) and a geologist with over 25 years of exploration experience.  NCA has a pipeline of uranium projects, ranging from grassroots to resource definition.  The Company is exploring two projects in the Athabasca Basin, including the CBE Project, located 8 km along trend from the Eagle Point uranium mine on the eastern margin of the Athabasca Basin and the Canyon Coin project, on the north side of the Athabasca Basin.  The Company has three properties in southwest Nevada which are being examined, and the Company has acquired Prospecting Permits covering 50,000 km2 in Mali, West Africa, in addition to the six projects in Wyoming and three projects in South Dakota.

Forward Looking Statements

Some of the statements in this news release contain forward-looking information, which involves inherent risk and uncertainty affecting the business of Northern Canadian Minerals Inc.  It is uncertain if further exploration will result in discovery of an economic mineral resource on any of the properties.  Actual results may differ materially from those currently anticipated in such statements.

ON BEHALF OF THE BOARD OF DIRECTORS

“ Praveen K. Varshney ”

Praveen K. Varshney, C.A.

President

Contact:

Investor Relations

Phone (604) 684-2181

info@northerncanadian.ca

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.